June 8, 2011

«NAME»
«ADDRESS»
«CITY», «STATE» «ZIP»

Re:           WNC Housing Tax Credit Fund II, L.P. (the “Partnership”)

Dear Limited Partner:

As you may be aware, the Partnership owned a limited partnership interest in Brantley Housing, Ltd. (“Brantley Housing”); Eclectic Housing, Ltd. (“Eclectic Housing”), Perry County Housing, Ltd. (Perry County Housing”), Pine Hill Housing, Ltd. (“Pine Hill Housing”), & Wadley Housing, Ltd. (“Wadley Housing”), Alabama limited partnerships. All were sold by the Partnership during the current calendar year. In appraisals conducted in 2010, the appraised values of the apartment complexes conducted on a restricted rents basis subject to the short-term leases were determined to be $365,000, $260,000, $200,000, $365,000, and $360,000, respectively. The loan balances as of December 31, 2010 were approximately $546,000, $580,000, $417,000, $518,000, and $419,000, respectively. Inasmuch as the appraisals indicated no remaining equity in the apartment complexes, the transfers were made for consideration intending to be sufficient to pay for the Partnership’s closing costs.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 153% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in other apartment complexes and is seeking to dispose of each and thereafter terminate its operations. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of these interests will result in gross taxable income to Limited Partners. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

Please feel free to contact us if you have questions or concerns.

Sincerely,
WNC Financial Group, L.P.
General Partner